

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 11, 2014

Via E-mail
Josef Mandelbaum
Chief Executive Officer
Perion Network Ltd.
4 HaNechoshet Street
Tel Aviv, Israel 69710

> **Re: Perion Network Ltd.**
> **Amendment No. 1 to Registration Statement on Form F-3**
> **Filed on June 26, 2014**
> **File No. 333-195794**
> **Form 20-F for Fiscal Year Ended December 31, 2013**
> **Filed on April 10, 2014**
> **File No. 000-51694**

Dear Mr. Mandelbaum:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. References to prior comments refer to our letter, dated June 4, 2014.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form F-3

Selling Shareholders, page 9

1.   We note your response to prior comment 5. Please revise footnote 5 to the selling shareholder table to disclose that J.P. Morgan Investment Management Inc. acts through a committee of over 30 individuals, each with an equal vote.

Form 20-F for Fiscal Year Ended December 31, 2013

Item 7. Major shareholders and Related Party Transactions

B. Related Party Transactions, page 56

2.   We note your response to prior comment 10. Please provide us with the analysis to support your determination that the agreements with Conduit discussed in this section are immaterial in amount or significance.

Item 10. Additional Information

C. Material Contracts, page 64

3.   Please advise why you have not filed as an exhibit ClientConnect's agreement with Google, which accounted for 22% of ClientConnect's revenues in 2013.

You may contact Eiko Yaoita Pyles, Staff Accountant, at (202) 551-3587 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Please contact Ji Kim, Attorney-Adviser, at (202) 551-3579, or in her absence, me at (202) 551-3456 with any other questions. If you thereafter require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Matthew Crispino

Matthew Crispino
Staff Attorney

cc: Via E-mail
        Christopher S. Auguste, Esq.
        Kramer Levin Naftalis & Frankel LLP